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                                                                Exhibit 23.1


The Board of Directors
Allied Holdings, Inc.


We consent to the inclusion of our report dated February 28, 1997, with respect to the consolidated balance sheets of Ryder Automotive Carrier Services, Inc. and subsidiaries as of December 31, 1995 and 1996, and the related consolidated statements of operations, shareholder's equity, and cash flows for each of the years in the three-year period ended December 31, 1996, which report appears in the Form 8-K of Allied Holdings, Inc. dated September 2, 1997. This consent should not be regarded as in any way updating the aforementioned report or representing that we performed any procedures subsequent to the date of such report.

KPMG PEAT MARWICK LLP



Miami, Florida
September 2, 1997